West Coast Car Company
          33055 Harmony Lane
          Temecula, CA 92592


July 6, 2005

Daniel Greenspan
U.S. Securities and Exchange Commission
1 F. Street, N.E.
Washington, DC 20549
TEL: (202) 551-3623
FAX: (202) 772-9217

Re: West Coast Car Company, a Delaware corporation (the "Company") Registration Statement on Form 10-SB
Commission File No. 0-51312

Dear Mr. Greenspan:

The Company respectfully requests withdrawal of the above-referenced registration statement filed on May 13, 2005, effective immediately. This request is made on the grounds that the Company will be unable to respond to the Commission's comments and provide updated financial statements in time for proper review.

No securities were sold in connection with the offering for which this registration statement was filed.

Thank you very much.

              West Coast Car Company

             /s/ Alex Ferries

             Alex Ferries, Secretary